Filed Pursuant to Rule 424(b)(3)

Registration No. 333-216600

AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT

(To prospectus dated July 21, 2017)

Up to 46,276,742 Shares of Common Stock

Upon the Exercise of Outstanding Warrants

This Amendment No. 1 to Prospectus Supplement (this “Amendment”) amends the prospectus supplement dated April 17, 2018 (the “April 2018 Prospectus Supplement”) and should be read in conjunction with the April 2018 Prospectus Supplement and the prospectus dated July 21, 2017. This Amendment amends the April 2018 Prospectus Supplement only to the extent set forth in this Amendment; all other sections of the Prospectus Supplement remain as is.

We are filing this Amendment because, on May 24, 2018, we entered into an agreement with certain holders (the “Holders”) of warrants to purchase our common stock pursuant to which the Holders agreed to exercise all of the warrants to purchase common stock held by the Holders that we issued to the Holders in January 2017, which consists of warrants to purchase 941,619 shares of common stock, and warrants to purchase 633,381 shares out of a total of 35,000,000 shares of common stock held by the Holders that we issued to the Holders in April 2018 (collectively, the “Offered Warrants”). In exchange for the Holders’ agreement to exercise the Offered Warrants, we agreed to reduce the exercise price of the January 2017 Warrants from $5.84 per share to $0.31 per share, which is equal to the closing market price of our common stock on the Nasdaq Capital Market on May 24, 2018.

As a result of the reduction in the exercise price of the January 2017 Warrants, pursuant to the terms of the Common Stock Purchase Warrants originally issued by the Company in July 2015 (the “July 2015 Warrants”), August 2017 (the “August 2017 Warrants”) and April 2018 (the “April 2018 Warrants” and, together with the July 2015 Warrants and August 2017 Warrants, the “Warrants”), the exercise price of all of the Warrants was automatically by their terms also reduced from $0.75 per share to $0.31 per share.

Our common stock is listed on the NASDAQ Capital Market under the symbol “RSLS.” The closing price of our common stock on May 24, 2018 was $0.31.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” contained in this Amendment beginning on page A-1, and under similar headings in the other documents that are incorporated by reference into this Amendment and the April 2018 Prospectus Supplement.

Neither the United States Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the securities that may be offered under this prospectus supplement, nor have any of these regulatory authorities determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Amendent No. 1 to Prospectus Supplement is May 24, 2018

AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT

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ABOUT THIS AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT

We filed the April 2018 Prospectus Supplement in accordance with Rule 424(b)(3) of the Securities Act of 1933, as amended, pursuant to which we are offering 46,276,742 shares of our common stock issuable upon the exercise of the July 2015 Warrants, the August 2017 Warrants and the April 2018 Warrants. The purpose of this Amendment is to disclose the reduction of the exercise price of the Warrants from $0.75 per share to $0.31 per share.

Unless otherwise stated, all references in this prospectus supplement and the accompanying prospectus to “we,” “us,” “our,” “ReShape Lifesciences,” “the Company” and similar designations refer, collectively, to ReShape Lifesciences Inc., a Delaware corporation, and its consolidated subsidiaries, unless otherwise specified.

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RISK FACTORS

An investment in our common stock involves a high degree of risk. Before deciding whether to invest in our common stock, you should consider carefully the risks discussed under the section captioned “Risk Factors” contained in the April 2018 Prospectus Supplement and our Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference in this Amendment in its entirety, together with other information in the April 2018 Prospectus Supplement, the accompanying prospectus and the information and documents incorporated herein and therein by reference. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Amendment and the information incorporated by reference in it contain “forward—looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward—looking statements can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Forward—looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, financial condition and results of operations, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward—looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward—looking statements. Therefore, you should not place undue reliance on any of these forward—looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward—looking statements include, but are not limited to, those listed below.

Without limiting the foregoing, all statements relating to our future outlook, anticipated capital expenditures, future cash flows and borrowings, and sources of funding are forward-looking statements. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. Such risks and uncertainties include, among others:

•                  risks and uncertainties related to our acquisitions of ReShape Medical, Inc. and BarioSurg, Inc.;

•                  risks related to the U.S. Food and Drug Administration’s announcement to alert health care providers of unanticipated deaths involving the ReShape Balloon;

•                  our proposed ReShape Vest product may not be successfully developed and commercialized;

•                  our ability to continue as a going concern if we are unable to either substantially improve our operating results or obtain additional financing after this offering;

•                  our limited history of operations; our losses since inception and for the foreseeable future;

•                  our limited commercial sales experience;

•                  the competitive industry in which we operate;

•                  our ability to maintain compliance with the Nasdaq continued listing requirements;

•                  our dependence on third parties to initiate and perform our clinical trials;

•                  the need to obtain regulatory approval for our ReShape Vest and any modifications to our vBloc system or ReShape Balloon;

•                  physician adoption of our products;

•                  our ability to obtain third party coding, coverage or payment levels;

•                  ongoing regulatory compliance;

•                  our dependence on third party manufacturers and suppliers;

•                  the successful development of our sales and marketing capabilities;

•                  our ability to raise additional capital when needed;

•                  international commercialization and operation;

•                  our ability to attract and retain management and other personnel and to manage our growth effectively;

•                  potential product liability claims;

•                  the cost and management time of operating a public company;

•                  potential healthcare fraud and abuse claims;

•                  healthcare legislative reform; and

•                  our ability to obtain and maintain intellectual property protection for our technology and products.

These and additional risks and uncertainties are described more fully our filings with the Securities and Exchange Commission. Any forward-looking statement in this Amendment reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, industry and future growth. Except as required by law, we assume no obligation to publicly update or revise any forward-looking statements contained in this Amendment, whether as a result of new information, future events or otherwise.

DILUTION

An investor that acquires shares of common stock upon the exercise of the Warrants may experience dilution depending on our net tangible book value at the time of exercise. Our net tangible book value as of March 31, 2018 was approximately $(6.8) million, or approximately $(0.20) per share of our common stock. Net tangible book value per share as of March 31, 2018 is equal to our total tangible assets minus total liabilities and preferred stock, all divided by the number of shares of common stock outstanding as of March 31, 2018.

If we were to issue 46,276,742 shares of common stock upon the exercise of all of the Warrants at their current per share exercise price of $0.31 per share, our net tangible book value as of March 31, 2018 would have been approximately $7.6 million, or approximately $0.22 per share of our common stock. This amount represents an immediate increase in net tangible book value of approximately $0.42 per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $0.09 per share to new investors acquiring common stock upon the exercise of the July 2015 Warrants, August 2017 Warrants and April 2018 Warrants.

The following table illustrates this per share dilution:

Current exercise price per share		$0.31
Net tangible book value per share as of March 31, 2018	$(0.20)
Increase per share attributable to exercise of all Warrants in full	$0.42
Net tangible book value per share, as adjusted for Warrant exercise in full		$0.22
Dilution per share to holder exercising Warrants		$0.09

The above discussion and table are based on 33,783,782 shares outstanding as of May 25, 2018 and excludes:

•                  49,303,715 shares of our common stock issuable upon the exercise of warrants outstanding as of May 25, 2018 (other than as set forth above);

•                  9,055,871 shares of common stock issuable upon the exercise of options outstanding as of May 25, 2018;

•                  6,568,190 shares of our common stock reserved for future issuance under our Second Amended and Restated 2003 Stock Incentive Plan as of May 25, 2018;

•                  15,112,920 shares of our common stock issuable upon the conversion of 4,685 shares of series B convertible preferred stock outstanding as of May 25, 2018 (prior to the reduction in the exercise price of the January 2017 Warrants from $5.84 per share to $0.31 per share, the series B convertible preferred stock was convertible into an aggregate of approximately 6.2 million shares of common stock);

•                  9,538,800 shares of our common stock issuable upon the conversion of 95,388 shares of series C convertible preferred stock outstanding as of May 25, 2018; and

•                  16,935,503 shares of our common stock issuable upon the conversion of 5,250 shares of series D preferred stock outstanding as of May 25, 2018 (prior to the reduction in the exercise price of the January 2017 Warrants from $5.84 per share to $0.31 per share, the series D convertible preferred stock was convertible into an aggregate of approximately 7.0 million shares of common stock).

To the extent that outstanding options or warrants are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of additional equity, the issuance of these shares could result in further dilution to our stockholders.

PLAN OF DISTRIBUTION

This prospectus relates to 46,276,742 shares of our common stock issuable upon the exercise of our outstanding Warrants. The Warrants are exercisable for the periods and at the exercise prices set forth in the section of April 2018 Prospectus Supplement entitled “Description of Securities—Description of Warrants.” The Warrants were offered and sold by us in registered offerings in July 2015, August 2017 and April 2018, pursuant to prospectuses that also covered the offer and sale by us of the shares of our common stock underlying the Warrants. The ongoing offer and sale by us of the shares of our common stock issuable upon exercise of the Warrants is being made pursuant to the April 2018 Prospectus Supplement, as amended by this Amendment. This offer is being made pursuant to General Instruction I.B.4 of Form S-3. We will pay all expenses of registration incurred in connection with this offering.

The exercise price per share of the Warrants was negotiated between us and the underwriters and/or placement agents for these registered offerings after considering a number of factors including the then-current market price of our common stock, trading prices of our common stock over a period of time, the illiquidity and volatility of our common stock, prevailing market conditions, our historical performance, our future prospects and the then-current future prospects of our industry in general, our capital structure, estimates of our business potential and earnings prospects, the present state of our development and an assessment of our management and the consideration of the above factors in relation to market valuation of companies engaged in businesses and activities similar to ours.

We will deliver shares of our common stock upon exercise of a Warrant, in whole or in part. We will not issue fractional shares. A summary of the exercise provisions of the Warrants is included in the section of the April 2018 Prospectus Supplement entitled “Description of Securities—Description of Warrants”.

LEGAL MATTERS

Fox Rothschild LLP, Minneapolis, Minnesota, has issued a legal opinion as to the validity of the securities offered by this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public through the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about its public reference facilities and their copy charges.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered by this Amendment. When used in this Amendent, the term “registration statement” includes amendments to the registration statement as well as the exhibits, schedules, financial statements and notes filed as part of the registration statement. This Amendment, which constitutes a part of the registration statement, does not contain all of the information in the registration statement. This Amendent omits information contained in the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and the securities offered by this Amendment, reference is made to the registration statement. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed with the SEC as an exhibit to the registration statement, each such statement being qualified by and subject to such reference in all respects.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them. This allows us to disclose important information to you by referencing those filed documents. We have previously filed the following documents with the SEC and are incorporating them by reference into this Amendment:

•                  Our Annual Report on Form 10-K (including the portions of our Proxy Statement on Schedule 14A for our 2018 annual meeting that will be incorporated by reference therein) for the fiscal year ended December 31, 2017, filed with the SEC on April 2, 2018;

•                  Our Quarterly Report on Form 10-Q filed with the SEC on May 15, 2018; and

•                  Our Current Reports on Form 8-K filed with the SEC on January 31, 2018, March 21, 2018, April 3, 2018, April 24, 2018, May 18, 2018 and May 25, 2018 (other than the portions of such documents not deemed to be filed); and

•                  The description of our common stock contained in any registration statement on Form 8-A that we have filed, and any amendment or report filed with the SEC for the purpose of updating the description.

We also are incorporating by reference any future information filed (rather than furnished) by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial filing of the registration statement of which this prospectus supplement is a part and before the effective date of the registration statement and after the date of this Amendment until the termination of the offering. The most recent information that we file with the SEC automatically updates and supersedes more dated information.

You can obtain a copy of any documents which are incorporated by reference in this Amendment, except for exhibits which are specifically incorporated by reference into those documents, at no cost, by writing or telephoning us at: ReShape Lifesciences Inc. 1001 Calle Amanecer San Clemente, California 92673, (949) 429-6680.